                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)

                                (Amendment No. 1)

                               Guitar Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   402040 10 9
                       ---------------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   / / Rule 13d-1(b)

                   / / Rule 13d-1(c)

                   /X/ Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

----------------------------                   --------------------------------
 CUSIP NO. 402040 10 9              13G/A             PAGE    2   OF   6   PAGES
----------------------------                   --------------------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LAWRENCE THOMAS
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  / /
                                                           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       507,707
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                        1,030,462
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    507,707
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    1,030,462
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
       1,538,169
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.9%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

----------------------------                   --------------------------------
 CUSIP NO. 402040 10 9              13G/A             PAGE    3   OF   6   PAGES
----------------------------                   --------------------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GINA THOMAS
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  / /
                                                           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                        1,030,462
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    1,030,462
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
      1,030,462
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.7%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

----------------------------                   --------------------------------
 CUSIP NO. 402040 10 9              13G/A             PAGE    4   OF   6   PAGES
----------------------------                   --------------------------------

ITEM 1(a).  NAME OF ISSUER:

                 Guitar Center, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 5155 Clareton Drive, Agoura Hills, California 91301

ITEM 2(a).  NAME OF PERSON FILING:

                 The names of the persons filing this information
            statement are Lawrence Thomas ("Mr. Thomas") and his spouse, Gina Thomas ("Mrs. Thomas").


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 The address of the principal business office of Mr.
             and Mrs. Thomas is c/o Guitar Center, Inc. 5155 Clareton Drive, Agoura Hills, CA 91301.

ITEM 2(c).  CITIZENSHIP:

                 Mr. and Mrs. Thomas are citizens of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                 This information statement relates to the Common
            Stock,  $01. par value, of the Issuer (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER:

                 The CUSIP number of the Common Stock is 402040 10 9.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.


ITEM 4.     OWNERSHIP.

                 If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)  Amount Beneficially Owned:

                      Mr. Thomas beneficially owns 1,538,169 shares of Common
                 Stock. Mrs. Thomas beneficially owns 1,030,462 shares of Common Stock. The shares shown in items 6, 8, and 9 of the cover pages for Mr. and Mrs. Thomas include the following:
                 (1) 564,567 shares held by a revocable trust for the benefit of Mr. and Mrs. Thomas for which Mr. and Mrs. Thomas serve as co-trustees; (2) 300,000 shares held in a limited partnership for which Mr. Thomas serves as General Partner;
                 (3) 97,895 shares held by a charitable remainder trust for the benefit of Mr. and Mrs. Thomas for which Mr. and Mrs. Thomas serve as co-trustees; and (4) 68,000 shares held in a revocable trust for the benefit of Mr. and Mrs. Thomas for which Mr. and Mrs. Thomas serve as co-trustees. The shares shown in items 5, 7 and 9 of the cover page for Mr. Thomas include 109,722 shares issuable upon the exercise of a currently exercisable option granted to Mr. Thomas by Chase Venture Capital Associates, L.P., Wells Fargo Small Business Investment Company, Inc., and Weston Presido Capital II,
                 L.P, and 397,985 shares issuable upon the exercise of a currently exercisable option granted to Mr. Thomas by the Issuer. The shares reported in item 9 for Mr. and Mrs.
                 Thomas exclude 27,632 shares of Common Stock held by a charitable foundation for which Mr. and Mrs. Thomas serve as sole directors and have the power to vote such shares. Mr. and Mrs. Thomas disclaim beneficial ownership of such shares.

            (b)  Percent of Class:

                 See item 11 of each cover page.

----------------------------                   --------------------------------
 CUSIP NO. 402040 10 9              13G/A             PAGE    5   OF   6   PAGES
----------------------------                   --------------------------------

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote See item 5 of each cover page.

                 (ii) shared power to vote or to direct the vote See item 6 of each cover page.

                 (iii) sole power to dispose or to direct the disposition of
                       See item 7 of each cover page.

                 (iv) shared power to dispose or to direct the disposition of See item 8 of each cover page.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

                 Mrs. Thomas has ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            See item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            As spouses, Mr. and Mrs. Thomas may be deemed to be a group in relation to their investments in the Issuer. Mr. and Mrs. Thomas do not affirm the existence of a group.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

----------------------------                   --------------------------------
 CUSIP NO. 402040 10 9              13G/A            PAGE    6   OF   6   PAGES
----------------------------                   --------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2000                      /s/ Lawrence Thomas
                                              -------------------
                                              Lawrence Thomas


Date:  February 14, 2000                      /s/ Gina Thomas
                                              --------------------
                                              Gina Thomas

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)